February 27, 2007

Via EDGAR

Mr. Jim B. Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C.   20549

Re: RLI Corp.
Form 10-K for fiscal year ended December 31, 2005
File No. 1-09463

Dear Mr. Rosenberg:

On behalf of RLI Corp. (“RLI” or the “Company”) set forth below are RLI’s responses to the Securities and Exchange Commission (“SEC”) letter dated November 16, 2006 to Mr. Jonathan E. Michael containing the Staff’s comments with respect to RLI’s Form 10-K Annual Report for the Fiscal Year Ended December 31, 2005.  For your convenience, each of the Staff’s comments is reprinted in bold below.

This response incorporates the net results of the various informal reviews and telephone discussions with Frank Wyman of the Staff.  We understand that the Staff review of RLI’s 2005 10-K Annual Report is complete, and that this represents the final filing by RLI in connection with such review.

No amendments or revisions to our 2005 10-K Annual Report will be made as a result of the recently-concluded SEC review.  The disclosure in Attachment A (attached hereto) will appear in our upcoming 2006 10-K Annual Report.

Although we believe our existing reserving methodologies produce appropriate results, we likewise believe in continual review and enhancement of our critical reserving processes.  Consequently, the Company is benchmarking and evaluating several of its key operational and actuarial methodologies against other industry best practices, considering what is the most appropriate for the Company.  Upon completion of such analyses, changes in our reserving methodologies and processes, possibly significant, could result.  One important improvement being considered involves the refinement of our reserve estimation process to include recognition for certain quantifiable risk factors within the point estimate.  If implemented, this change may increase the point estimate and result in a corresponding change in management’s variation from the point estimate.

We anticipate completing such analyses in 2007 and implementing any appropriate updated reserving methodology beginning in 2008, with full disclosure of such changes in our 10-K Annual Report for 2007.

We appreciate your and Frank Wyman’s efforts and time in this matter.  Please do not hesitate to contact me with any questions or to discuss this filing (309-693-5849) or at dan_kennedy@rlicorp.com

Very truly yours,

RLI Corp.
		By:	/s/ Daniel O. Kennedy
Daniel O. Kennedy,
V.P. & General Counsel

cc:	Jonathan E. Michael
Joseph E. Dondanville

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STAFF COMMENTS AND RESPONSES (NOVEMBER 16, 2006 COMMENT LETTER)

Exhibit 13: 2005 Financial Report to Shareholders
Critical Accounting Policies
Unpaid Losses and Settlement Expenses, page 3

1.            Please refer to prior comment two (items b and c).  You appear to indicate that product line reserves are determined based on “multiple estimation methods” with “significant weight on the Bornhuetter-Ferguson method when claims emergence is immature” and “greater weight on the Incurred and Paid Development Method for product lines with faster loss emergence.”  Also, you state that your “point estimates always fall within the range of methods.”  Please describe in disclosure-type format the method used for each product line in the “Significant Risk Factors” table, discuss the factors that you considered in selecting each such method, qualify the range representing the different methods used for each product line, and discuss the factors that determined the boundaries of each range.

Response:      Please see Attachment A

2.             Please refer to prior comment three.  You describe “maximum and minimum tolerances for the variance between the carried reserve and the actuarial point estimate” for each major segment, which represent “management’s best estimate of the most reasonably likely outcomes for reserves.”  Please quantify in disclosure-type format these maximum and minimum tolerances for each segment and describe the factors that you considered in determining that these tolerances represented the “most reasonably likely” range of outcomes for your reserve estimates.

Response:     Please see Attachment A

3.             Please refer to prior comments four and five.  You describe a critical step in the reserve estimation process whereby “actuaries using the historical development patterns and estimations of the expected loss ratio within standard actuarial methods create an estimate of the ultimate level of loss.”  This critical step appears to involve a revision of prior key reserve assumptions related to loss emergence patterns, expected loss ratio and ultimate loss.  While you attribute these changes to specific business segments and accident

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years, you do not adequately discuss or quantify the underlying changes in such key assumptions.  As noted in our previous comment letter, the impact of your 2005 revisions to prior year reserve assumptions was significant, representing 43% of earnings before income taxes.  As previously requested, please provide the following information in disclosure type format for each segment and period presented.

a.     Quantify each of your key reserve assumptions and explain what caused them to change from the assumptions used in the immediately preceding period.  Note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

b.     Identify and describe in reasonable specificity the nature and extent of new events that occurred or additional experience/information obtained since the last reporting date that led to the change in estimates.

c.     Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

d.     Identify those lines of business without sufficient accumulated development statistics for which you use industry development patterns.

Response:     Please see Attachment A

4.            Please refer to prior comment five.  You disclose in your results of operations, favorable reserve development net of performance-related bonus expense, which amounted to $46 million in 2005.  It appears that your disclosure of favorable reserve development should be discussed on a gross basis and not net of performance-related bonus expense.  Disclose the impact of performance-related bonus expense on results of operations separately from loss development.  Please remove this disclosure in future filings or explain to us how it provides useful information to investors, given your income statement classification of “bonus impacts” as other insurance and general corporate expenses.

Response

In subsequent filings, we will remove the discussion of favorable reserve developments, net of performance-related bonuses.  We will revise the disclosure to discuss favorable reserve development on a gross basis.  When applicable, we will disclose the impact of bonus and profit sharing-related expense impacts separately from loss development.

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5.             Please refer to prior comment six.  While stating that “in almost all cases, it is impossible to discreetly measure the effect of a single risk factor and construct a meaningful sensitivity expectations,” you demonstrate reserve sensitivity by showing the impact of a change in “any of these risk factors” as a “one percent increase or decrease to the net ultimate loss and loss adjustment expense estimated at year end 2005 on all claims occurring in 2005.”  Also, you state that “it is reasonably likely that a change in net frequency or severity trends could cause a one percent increase or decrease to the net reserve estimated,” which produces a $3.1 million increase or decrease in the cost of claims.  However, your actual reserve development in 2005 amounted to a favorable $62.5 million decrease.  Please provide expanded discussion for this sensitivity measure that allows investors to more clearly understand how such a one percent increase or decrease is “reasonably likely” given your 2005 experience.  We believe that your disclosure should allow investors to more comprehensively evaluate the likelihood that your past operating results, particularly the impact of changes in key reserve assumptions, are indicative of your future operating results.

Response:      Please see Attachment A

Results of Operations, page 5

6.            Please refer to prior comment ten.  Your disclosure for the non-GAAP measure, gross revenues, does not appear to comply with Item 10(e) of Regulation S-K.  For example, you appear to give this non-GAAP financial measure greater prominence over the corresponding GAAP financial measure, consolidated revenue, in your MD&A discussion and do not provide a reconciliation to the most directly comparable GAAP measure.  Please provide a revised discussion and analysis for this non-GAAP measure in disclosure-type format that complies with Item 10(e) of Regulation S-K.

Response

We will eliminate the Non-GAAP measure “Gross Revenues” from subsequent periodic filings.  However, we may continue to use that measure in our earnings releases, but if so we will continue to do so in compliance with Regulation G.

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Notes to Consolidated Financial Statements
1.      Summary of Significant Accounting Policies
D. Reinsurance, page 23

7.            Please refer to prior comment eleven.  Your proposed new disclosure addresses the deferral of acquisition costs but does not adequately describe your accounting for “ceding commissions-contingent.”  Please provide an expanded description in disclosure-type format of “ceding commissions-contingent, including the nature of the “contingent or performance criteria beyond the basic acquisition of the insurance contract” and your accounting treatment of these commissions.

Response

We will revise (in our next 10-K Annual Report and thereafter) note #1G to the financial statements regarding deferral of acquisition costs to read substantially as follows:

“We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts.  Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract.  In addition, acquisition costs are reduced by ceded contingent commissions that are based on profit results and are collected from reinsurers.  Both contingent acquisition-related costs ineligible for deferral and ceded contingent commissions are recognized at the time the result of the contingency is known and probable of occurrence.  All costs eligible for deferral are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associate with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.”

* * * * * * * *

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ATTACHMENT A

Losses and Settlement Expenses

Overview

Loss and loss adjustment expense reserves represent our best estimate of ultimate amounts for losses and related settlement expenses from claims that have been reported but not paid, and those losses that have occurred but have not yet been reported to us.  Loss reserves do not represent an exact calculation of liability, but instead represent our estimates, generally utilizing individual claim estimates and actuarial expertise and estimation techniques at a given accounting date.  The loss reserve estimates are expectations of what ultimate settlement and administration of claims will cost upon final resolution in the future, based on facts and circumstances then known to us, review of historical settlement patterns, estimates of trends in claims frequency and severity, projections of loss costs, expected interpretations of legal theories of liability, and many other factors.  In establishing reserves, we also take into account estimated recoveries, reinsurance, salvage, and subrogation.  The reserves are reviewed regularly by a team of qualified actuaries we employ with periodic review by outside independent actuarial firms.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables.  These variables can be affected by both internal and external events, such as changes in claims handling procedures, claim personnel, economic inflation, legal trends, and legislative changes, among others.  The impact of many of these items on ultimate costs for loss and loss adjustment expense is difficult to estimate.  Loss reserve estimations also differ significantly by product line due to differences in claim complexity, the volume of claims, the policy limits written, the terms and conditions of the underlying policies, the potential severity of individual claims, the determination of occurrence date for a claim, and reporting lags (the time between the occurrence of the policyholder events and when it is actually reported to the insurer).  Informed judgment is applied throughout the process.  We continually refine our loss reserve estimates as historical loss experience develops and additional claims are reported and settled.  We rigorously attempt to consider all significant facts and circumstances known at the time loss reserves are established.

Due to inherent uncertainty underlying loss reserve estimates, including but not limited to the future settlement environment, final resolution of the estimated liability will be different from that anticipated at the reporting date.  Therefore, actual paid losses in the future may yield a materially different amount than currently reserved — favorable and unfavorable.

The amount by which estimated losses differ from those originally reported for a period is known as “development”.  Development is unfavorable when the losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims.  Development is favorable when losses ultimately settle for less than the amount reserved or subsequent

estimates indicate a basis for reducing loss reserves on unresolved claims.   We reflect favorable or unfavorable developments of loss reserves in the results of operations in the period the estimates are changed.

We record two categories of loss and loss adjustment expense reserves — case-specific reserves and incurred but not reported (IBNR) reserves.

Within a reasonable period of time after a claim is reported, our claim department completes an initial investigation and establishes a case reserve.  This case-specific reserve is an estimate of the ultimate amount we will have to pay for the claim, including related legal expenses and other costs associated with resolving and settling a particular claim.  The estimate reflects all of the current information available regarding the claim, the informed judgment of our professional claim personnel, our reserving practices and experience, and the knowledge of such personnel regarding the nature and value of the specific type of claim.  During the life cycle of a particular claim, more information may materialize that causes us to revise the estimate of the ultimate value of the claim either upward or downward.   We may determine that it is appropriate to pay portions of the reserve to the claimant or related settlement expenses before final resolution of the claim.  The amount of the individual claim reserve will be adjusted accordingly and is based on the most recent information available.

 We establish Incurred But Not Reported (IBNR) reserves to estimate the amount we will have to pay for claims that have occurred, but have not yet been reported to us; claims that have been reported to us that may ultimately be paid out differently than expected by our case-specific reserves; and claims that have been paid and closed, but may reopen and require future payment.

Our IBNR reserving process involves three steps including an initial IBNR generation process that is prospective in nature; a loss and loss adjustment expense reserve estimation process that occurs retrospectively; and a subsequent discussion and reconciliation between our prospective and retrospective IBNR estimates which includes changes in our provisions for IBNR where deemed appropriate.  These three processes are discussed in more detail in following sections.

Loss adjustment expense (LAE) represents the cost involved in adjusting and administering losses from policies we sold.  The LAE reserves are frequently separated into two components: allocated and unallocated.  Allocated loss adjustment expense (ALAE) reserves represent an estimate of claims settlement expenses that can be identified with a specific claim or case.  Examples of ALAE would be the hiring of an outside adjuster to investigate a claim or an outside attorney to defend our insured. The claims professional typically estimates this cost separately from the loss component in the case reserve.  Unallocated loss adjustment expense (ULAE) reserves represent an estimate of claims settlement expenses that cannot be identified with a specific claim.   An example of ULAE would be the cost of an internal claims examiner to manage or investigate a reported claim.

All decisions regarding our best estimate of ultimate loss and LAE reserves are made by our Loss Reserve Committee (LRC).  The LRC is made up of the management team including the chief executive officer, chief operating officer, chief financial officer, chief actuary, vice president of claims, vice president of underwriting, and other selected executives.

Loss and loss adjustment reserves by product line at year-end 2005 and 2006 were as follows:

(as of December 31, in $millions)	2006			2005
Product Line	Case	IBNR	Total	Case	IBNR	Total
Casualty segment loss and ALAE reserves
Commercial umbrella	12.5	49.7	62.2	15.0	41.7	56.8
Personal umbrella	20.8	34.0	54.8	16.2	30.8	46.9
General liability	78.3	251.3	329.6	69.6	220.6	290.3
Transportation	60.7	21.9	82.6	59.3	20.4	79.7
Executive products	5.6	27.2	32.9	8.5	27.4	35.9
Other casualty	25.1	57.6	82.7	32.0	65.7	97.6
Property segment loss and ALAE reserves
Difference in conditions	0.6	6.2	6.9	1.1	6.2	7.3
Marine	4.9	4.4	9.3	1.0	0.4	1.4
Other property	31.8	17.2	49.0	29.2	23.0	52.2
Surety segment loss and ALAE reserves	2.8	28.3	31.1	1.6	25.3	26.9
Latent liability loss and ALAE reserves	10.8	12.1	22.8	10.3	6.1	16.4
Total loss and ALAE reserves	254.0	509.9	763.9	243.7	467.6	711.3
ULAE reserves		29.1	29.1		27.4	27.4
Total loss and LAE reserves	254.0	539.0	793.1	243.7	494.9	738.7

We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and settlement expenses.   Based on current assumptions used in calculating reserves, we believe that our overall reserve levels at December 31, 2006, make a reasonable provision to meet our future obligations.

Initial IBNR Generation Process

Initial carried IBNR reserves are determined through a reserve generation process.   The intent of this process is to establish an initial total reserve that will provide a reasonable provision for the ultimate value of all unpaid loss and allocated loss adjustment expense liabilities.  For most casualty and surety products, this process involves the use of an initial loss and ALAE ratio that is applied to the earned premium for a given period.  The result is our best initial estimate of the expected amount of ultimate loss and ALAE for the period by product.  Paid and case reserves are subtracted from this initial estimate of ultimate loss and ALAE to determine a carried IBNR reserve.

For most property products, we use an alternative method of determining an appropriate provision for initial IBNR.  Since this segment is characterized by a shorter period of time between claim occurrence and claim settlement, the IBNR reserve is determined by an initial loss percentage applied to the rolling twelve month’s premium earned.  No deductions for paid or case reserves are made.  This alternative method of determining initial IBNR reacts more quickly to the actual loss emergence and is more appropriate for our property products where final claim resolution occurs quickly.

The initial loss and ALAE ratios that are applied to earned premium are reviewed at least semi-annually.  Prospective estimates are made based on historical loss performance adjusted for price change and loss cost inflation.  The initial loss and ALAE ratios also reflect estimation risk.  We consider estimation risk by segment and product line.  A segment with greater overall volatility and uncertainty has greater estimation risk.  Characteristics of segments and products with higher estimation risk, include those exhibiting, but not limited to, the following characteristics:

significant changes in underlying policy terms and conditions,

consisting of a new business,

undergoing significant exposure growth or turnover,

small volume or lacking internal data requiring significant reliance on external data,

longer emergence patterns with exposures to latent unforeseen mass tort,

high severity and/or low frequency,

operational processes undergoing significant change, and/or

high sensitivity to significant swings in loss trends or economic change.

Following is a table of significant risk factors by major product line.  We distinguish between expected loss ratio risk and reserve estimation risk.  Expected loss ratio risk refers to the possible dispersion of loss ratios from year to year due to inherent volatility in the business such as high severity or aggregating exposures.  Reserve estimation risk recognizes the difficulty in estimating a given year’s ultimate loss liability.  As an example, our property catastrophe business (identified below as “Difference in conditions”) has significant variance in year-over-year results; however its reserving estimation risk is relatively low.

Significant Risk Factors

Product line	Length of Reserve Tail	Emergence patterns relied upon	Other risk factors	Expected loss ratio variability	Reserve estimation variability
Commercial umbrella	Long	Internal	Low frequency High severity Loss trend volatility Unforeseen tort potential Exposure changes/mix	High	High
Personal umbrella	Medium	Internal	Low frequency	Medium	Medium

General liability	Long	Internal	Exposure growth/mix Unforeseen tort potential	Medium	Medium
Transportation	Medium	Internal	High severity Exposure growth/mix	Medium	Medium
Executive products	Long	Internal + significant external reliances	Low frequency High severity Loss trend volatility Economic volatility Unforeseen tort potential Small volume	High	High
Other casualty	Medium	Internal & external	Small volume	Medium	Medium
Difference in conditions	Short	Internal	Catastrophe aggregation exposure Low frequency High severity	High	Medium
Marine	Medium	Significant external reliances	New business Small volume	High	High
Other property	Short	Internal	Catastrophe aggregation exposure	Medium	Low
Surety	Medium	Internal + external reliances	Economic volatility Uniqueness of exposure	Medium	Medium
Runoff including asbestos & environmental	Long	Internal + external reliances	Loss trend volatility Mass tort/latent exposure	High	High

The historical and prospective loss and ALAE estimates along with the risks identified in the table are the basis for determining our initial and subsequent carried reserves. Adjustments in the initial loss ratio by product and segment are made where necessary and reflect updated assumptions regarding loss experience and prevailing risk factors.  The Loss Reserve Committee makes all final decisions regarding changes in the initial loss and ALAE ratios.

Loss and LAE Reserve Estimation Process

A ground-up analysis of our loss reserves takes place at least semi-annually.  The purpose of this analysis is to provide validation of the company’s carried loss reserves.  Estimates of the expected value of the unpaid loss and loss adjustment expense are derived using actuarial methodologies.  These estimates are then compared to the carried loss reserves to determine the appropriateness of the current reserve balance.

The process of estimating ultimate payment for claims and claims expenses begins with the collection and analysis of current and historical claim data.  Data on individual reported claims including paid amounts and individual claim adjuster estimates are grouped by common characteristics.  There is judgment involved in this grouping.  Considerations when grouping data include the volume of the data available, the credibility of the data available, the homogeneity of the risks in each cohort, and both settlement and payment pattern consistency.  We use this data to determine historical claim reporting and payment patterns which are used in the analysis of ultimate claim liabilities.  For portions of the business without sufficiently large numbers of policies or that have not accumulated sufficient historical statistics, our own data is supplemented with external or industry average data as available and when appropriate.   For our executive products and marine business, we utilize external data extensively.

In addition to the review of historical claim reporting and payment patterns, we also incorporate an estimate of expected losses relative to premium by year into the analysis.  The expected losses are determined based on a review of historical loss performance, trends in frequency and severity, and price level changes.  The estimation of expected losses is subject to judgment including consideration given to internal and industry data available, growth and policy turnover, changes in policy limits, changes in underlying policy provisions, changes in legal and regulatory interpretations of policy provisions, and changes in reinsurance structure.

We use historical development patterns, estimations of the expected loss ratios, and standard actuarial methods to derive an estimate of the ultimate level of loss and loss adjustment expense payments necessary to settle all the claims occurring as of the end of the evaluation period.  Once an estimate of the ultimate level of claim payments has been derived, the amount of paid loss and loss adjustment expense and case reserve through the evaluation date is subtracted to reveal the resulting level of IBNR.

Our reserve processes include multiple standard actuarial methods for determining estimates of IBNR reserves.  Other supplementary methodologies are incorporated as deemed necessary.  Mass tort and latent liabilities are examples of exposures where supplementary methodologies are used.  Each method produces an estimate of ultimate loss by accident year.  We review all of these various estimates and the actuaries assign weight to each based on the characteristics of the product being reviewed.  The result is a single, actuarial point estimate by product by accident year.

The methodologies we have chosen to incorporate are a function of data availability and appropriately reflective of our own book of business.  There are a number of additional actuarial methods that are available but are not currently being utilized because of data constraints or the methods were either deemed redundant or not predictive for our book of business.  From time to time, we evaluate the need to add supplementary methodologies.  New methods are incorporated if it is believed that they improve the estimate of our ultimate loss and loss adjustment expense liability.  All of the actuarial methods tend to converge to the same estimate as an accident year matures.  Our core methodologies are listed below with a short description and their relative strengths and weaknesses:

Paid Loss Development — Historical payment patterns for prior claims are used to estimate future payment patterns for current claims.  These patterns are applied to current payments by accident year to yield expected ultimate loss.

Strengths:  The method reflects only the claim dollars that have been paid and is not subject to case-basis reserve changes or changes in case reserve practices.

Weaknesses:  External claims environment changes can impact the rate at which claims are settled and losses paid (e.g., increase in attorney involvement or legal precedent).  Adjustments to reflect changes in payment patterns on a prospective basis are difficult to quantify.  For losses that have occurred recently, payments can be minimal and thus early estimates are subject to significant instability.

Incurred Loss Development — Historical case-incurred patterns (paid losses plus case reserves) for past claims are used to estimate future case-incurred amounts for current claims.  These patterns are applied to current case-incurred losses by accident year to yield an expected ultimate loss.

Strengths:  Losses are reported more quickly than paid, therefore, the estimates stabilize sooner.  The method reflects more information (claims department case reserve) in the analysis than the paid loss development method.

Weaknesses:  Method involves additional estimation risk if significant changes to case reserving practices have occurred.

Expected Loss Ratio — Historical loss ratios, in combination with projections of frequency and severity trends as well as estimates of price and exposure changes, are analyzed to produce an estimate of the expected loss ratio for each accident year.  The expected loss ratio is then applied to the earned premium for each year to estimate the expected ultimate losses.  The current accident year expected loss ratio is also used as the input into the determination of the prospective loss and ALAE ratio used in our initial IBNR generation process.

Strengths:  Reflects an estimate independent of how losses are emerging on either a paid or a case reserve basis.  Method is particularly useful in absence of historical development patterns or where losses take a long time to emerge.

Weaknesses:  Ignores how losses are actually emerging and thus produces the same estimate of ultimate loss regardless of favorable/unfavorable emergence.

Paid and Incurred Bornhuetter/Ferguson (BF) — This approach blends the expected loss ratio method with either the paid or incurred loss development method.  In effect, the BF methods produce weighted average indications for each accident year.  As an example, if the current accident year for commercial automobile liability is estimated to be 20% paid, then the paid loss development method would receive a weight of 20%, and the expected loss ratio method would receive an 80% weight.  Over time, this method will converge with the ultimate estimated in the respective loss development method.

Strengths:  Reflects actual emergence that is favorable/unfavorable, but assumes remaining emergence will continue as previously expected.   Does not overreact to the early emergence (or lack of emergence) where patterns are most unstable.

Weaknesses:  Could potentially understate favorable or unfavorable development by putting some weight on the expected loss ratio.

In most cases, multiple estimation methods will be valid for the particular facts and circumstances of the claim liabilities being evaluated.  Each estimation method has its own set of assumption variables and its own advantages and disadvantages, with no single estimation method being better than the others in all situations and no one set of assumption variables being meaningful for all product line components.  The relative strengths and weaknesses of the particular estimation methods, when applied to a particular group of claims, can also change over time; therefore, the weight given to each estimation method will likely change by accident year and with each evaluation.

The actuarial point estimates typically follow a progression that places significant weight on the BF methods when accident years are younger and claims emergence is immature.  As accident years get older and claims emerge over time, increasing weight is placed on the incurred development method and the paid development method.  For product lines with faster loss emergence, the progression to greater weight on the incurred and paid development methods occurs more quickly.

For our long- and medium-tail products, the BF methods are typically given the most weight for the first 36 months of evaluation.  These methods are also predominant for the first 12 months of evaluation for short-tail lines.  Beyond these time periods, our actuaries apply their professional judgment when weighting the estimates from the various methods deployed.

Judgment can supersede this natural progression if risk factors and assumptions change, or if a situation occurs that amplifies a particular strength or weakness of a methodology.  Extreme projections are critically analyzed and may be adjusted, given less credence, or discarded all together.  Internal documentation is maintained that records any substantial changes in methods or assumptions from one loss reserve study to another.

Our estimates of ultimate loss and LAE reserves are subject to change as additional data emerge.  This could occur as a result of change in loss development patterns; a revision in expected loss ratios; the emergence of exceptional loss activity; a change in weightings between actuarial methods; the addition of new actuarial methodologies or new information that merits inclusion; or the emergence of internal variables or external factors that would alter their view.

There is uncertainty in the estimates of ultimate losses.  Significant risk factors to the reserve estimate include, but are not limited to, unforeseen or unquantifiable changes in:

loss payment patterns,

loss reporting patterns,

frequency and severity trends,

underlying policy terms and conditions,

business or exposure mix,

operational or internal process changes affecting timing of recording transactions,

regulatory and legal environment, and/or

economic environment.

Our actuaries engage in discussions with senior management, underwriting, and the claims department on a regular basis to attempt to ascertain any substantial changes in operations or other assumptions that are necessary to consider in the reserving analysis.

A considerable degree of judgment in the evaluation of all these factors is involved in the analysis of reserves.  The human element in the application of judgment is unavoidable when faced with material uncertainty.  Different experts will choose different assumptions when faced with such uncertainty, based on their individual backgrounds, professional experiences, and areas of focus.  Hence, the estimate selected by the various qualified experts may differ materially from each other.  We consider this uncertainty by examining our historic reserve accuracy.

Given the significant impact of the reserve estimates on our financial statements, we subject the reserving process to significant diagnostic testing and outside review.  Multiple outside reserving specialists periodically review the reserving estimation process and the resulting estimates.  We give consideration to these outside opinions and implement recommended improvements as deemed appropriate.    We have incorporated data validity checks and balances into our front-end processes.  Leading indicators such as actual versus expected emergence and other diagnostics are also incorporated into the reserving processes.

Determination of Our Best Estimate

Upon completion of our ground-up loss and loss adjustment expense estimation analysis, the results are discussed with the Loss Reserve Committee (LRC).  As part of this discussion, the analysis supporting an indicated point estimate of the IBNR loss reserve by product is reviewed.  The actuaries also present explanations supporting any changes to the underlying assumptions used to calculate the indicated point estimate.  Review of the variance between the indicated reserves and the carried reserves determined from the initial IBNR generation process takes place.  After discussion of these analyses and all relevant risk factors, the LRC determines whether the reserve balances require adjustment.

As a predominantly excess and surplus lines and specialty insurer servicing niche markets, we believe that there are several reasons to carry — on an overall basis — reserves above the actuarial point estimate.  We believe we are subject to above average variation in estimates and that this variation is not symmetrical around the actuarial point estimate.

  One reason for large variation is the above average policyholder turnover and changes in the underlying mix of exposures typical of an excess and surplus lines business.  This constant change can cause estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business.  Also, as a niche market writer, there is little industry-level information for direct comparisons of current and prior experience and other reserving parameters.  These unknowns create greater than average variation in the actuarial point estimates.

Actuarial methods attempt to quantify future events. Insurance companies are subject to unique exposures that are difficult to foresee at the point coverage is initiated and often many years subsequent. Judicial and regulatory bodies involved in interpretation of insurance contracts have increasingly found opportunities to expand coverage beyond what was intended or contemplated at the time the policy was issued.  Many of these policies are issued on an “all risk” and occurrence basis.  Aggressive plaintiff attorneys have often sought coverage beyond the insurer’s original intent.  Some examples would be the industry’s ongoing asbestos and environmental litigation, court interpretations of exclusionary language on mold and construction defect, and debates over wind versus flood as the cause of loss from major hurricane events.

We believe that because of the inherent variation and the likelihood that there are unforeseen and under-quantified liabilities absent from the actuarial estimate, it is prudent to carry loss reserves above the actuarial point estimate.  Most of our variance between the carried reserve and the actuarial point estimate is in the most recent accident years for our casualty segment where the most significant estimation risks reside.   These estimation risks are considered when setting the initial loss ratio for the product and segment.  In the cases where these risks fail to materialize, favorable loss development will likely occur over subsequent accounting periods.  It is also possible that the risks materialize in an amount above what we considered when booking our initial loss reserves.  In this case, unfavorable loss development is likely to occur over subsequent accounting periods.

Our best estimate of our loss and LAE reserves may change depending on a revision in the actuarial point estimate, the actuary’s certainty in the estimates and processes, and our overall view of the underlying risks.  From time to time, we benchmark our reserving policies and procedures and update them by adopting industry best practices where appropriate.   No significant changes were made in 2006.

We have undergone significant changes over the last several years including rapid growth in exposures, diversification in our product portfolio and changes in our actuarial leadership.  Although we believe our existing reserving methodologies produce appropriate results, we likewise believe in continual review and enhancement of our critical reserving processes.  As a result, we are benchmarking and evaluating several of our key operational and actuarial processes against other industry best practices, considering what is the most appropriate for us.  Changes in our reserving methodologies and processes, possibly significant, could result once our review is completed.  Although the precise nature of any new process is uncertain at this time, one important change being considered involves the refinement of our reserve estimation process to include additional recognition of risks within our actuarial point estimate.  If implemented, this revision would likely change the point estimate and result in a corresponding revision in our variation from the point estimate.  This change would not be anticipated to have a significant impact on carried reserves, but rather would impact the calculated variance between our carried reserves and the actuarial point estimate.

Reserve Sensitivities

A reserve estimate implies a pattern of expected loss emergence.  If this emergence does not occur as expected, it may cause us to challenge our previous assumptions.  We may change loss development patterns, the various method weights, and/or expected loss ratios used in our analysis.  The impact can be much greater and more leveraged for products with longer emergence patterns.  Our General Liability product is an example of a product with a relatively long emergence pattern.  A $1 deviation from expected emergence and its effects on other assumptions may result in a change in estimated ultimate loss and ALAE as large as $3.

There are often significant inter-relationships between our reserving assumptions that have offsetting or compounding effects on the reserve estimate.  Thus, in almost all cases, it is impossible to discretely measure the effect of a single assumption or construct a meaningful sensitivity expectation that holds true in all cases.  Our overall reserve estimates for General Liability in 2005 and 2006 were impacted by very favorable loss and ALAE emergence.  The favorable emergence created a cascading impact on other assumptions and an overall reduction in our reserves.  In 2005 and 2006, prior accident year losses emerged approximately $14 million and $17 million better than expected, respectively.  As a result, booked reserves were decreased $37 million in 2005 and $25 million in 2006.   The 2006 favorable emergence was concentrated in the three most recent accident years.  The company experienced unfavorable emergence in several older accident years that caused us to reevaluate the loss development patterns and thus resulted in some offset to the overall favorable 2006 emergence.

It is difficult for us to predict whether the favorable loss development observed in 2005 and 2006 will continue for any of our products in the future.  We have reviewed historical data detailing the development of our total balance sheet reserves for each of the last 10 years.  Based on this analysis and our understanding of loss reserve uncertainty, we believe fluctuations will occur in our estimate of ultimate reserve liabilities over time.  During 2007, it would be reasonably likely for us to observe development relating to prior years’ reserve estimates ranging from approximately $50 million favorable to $25 million unfavorable.

Historical Loss and LAE Development

The table which follows is a reconciliation of our unpaid losses and settlement expenses (LAE) for the years 2006, 2005, and 2004.

	Year Ended December 31,
(Dollars in thousands)	2006	2005	2004
Unpaid losses and LAE at beginning of year:

Gross	$1,331,866	$1,132,599	$903,441
Ceded	(593,209)	(464,180)	(372,048)
Net	$738,657	$668,419	$531,393
Increase (decrease) in incurred losses and LAE:
Current accident year	300,291	313,643	316,948
Prior accident years	(43,403)	(62,473)	(10,817)
Total incurred	$256,888	$251,170	$306,131

Loss and LAE payments for claims incurred:
Current accident year	(47,994)	(43,062)	(39,206)
Prior accident years	(154,445)	(137,870)	(29,899)
Total paid	(202,439)	(180,932)	(169,105)

Net unpaid losses and LAE at end of year	$793,106	$738,657	$668,419

Unpaid losses and LAE at end of year:
Gross	$1,318,777	$1,331,866	$1,132,599
Ceded	(525,671)	(593,209)	(464,180)
Net	$793,106	$738,657	$668,419

The deviations from our initial reserve estimates appeared as changes in our ultimate loss estimates as we updated those estimates through our reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information, and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is therefore continually updated and revised as this process takes place until all claims in a defined set of claims are settled. As a relatively small insurer, our experience will ordinarily exhibit fluctuations from period to period. While we attempt to identify and react to systematic changes in the loss environment, we also must consider the volume of experience directly available to us, and interpret any particular period’s indications with a realistic technical understanding of the reliability of those observations.

The table below summarizes our prior accident years’ loss reserve development by segment during 2006, 2005, and 2004:

(in thousands)	2006	2005	2004
(Favorable)/Unfavorable reserve development by segment
Casualty	$(40,030)	$(57,505)	$(11,813)
Property	(1,784)	(7,581)	(5,137)
Surety	(1,589)	2,613	6,133
Total	$(43,403)	$(62,473)	$(10,817)

A discussion of significant components of reserve development for the three most recent calendar years follows:

2006.  During 2006, the company continued to experienced favorable loss development and a reduction in its prior years’ loss reserve estimates.  Pricing increased substantially and policy terms and conditions became more favorable for most of our products during the 2001-2004 policy years.  Many of the improvements in market conditions were difficult to quantify at the time of the original estimate.  The company’s significant growth in premium and exposures made precise quantification of these change even more challenging.  In 2006, losses continued to emerge on the prior accident years much more favorably than the company expected when making its original estimates.  The company experienced favorable development of $43.4 in aggregate on prior years’ estimates.

Of this decrease to prior years’ loss reserve estimates, approximately $40.0 million occurred in the casualty segment.  The development is primarily from our general liability, executive products liability, and Texas employer’s indemnity products.  In our general liability product we experienced $25.4 million of favorable development.  Most of this development came from the 2004 and 2005 accident years.   As part of its normal reserving process, the company reviewed the expected loss ratios used in several of its reserving methods.  This review confirmed the favorable emergence from 2002-2005 accident years.  As a result of this study, the expected loss ratios were reduced for 2004-2006 with the most significant change occurring to the 2005 accident year.  Approximately $15.4 million of the favorable general liability development can be attributed to this update in expected loss ratios.  The remaining portion of the decrease in prior year’s loss reserve estimate was the result of the continued favorable loss emergence and the natural progression of shifting more weight to our incurred and paid development methods as accident years get older.   In our executive products liability business we experienced $7.4 million of favorable development.  Most of this change can be attributed to accident years 2001, 2003, and 2004.  The estimates improved as a result of lower than expected loss severity in those accident years.  For our Texas employer’s indemnity product, we experienced $5.7 million of favorable development.  The company experienced significantly less loss emergence than expected for accident years prior to 2003 and benefited from favorable settlements on several claims in accident years 2001-2003.

Overall, our property and surety segments experienced relatively small changes in prior years’ estimates of reserves.  However, we experienced $4.2 million of favorable development from 2004 and 2005 hurricane estimates.  We also saw $7.2 million of unfavorable development on our construction product that is in runoff.  Most of this development came from accident years 2002-2005.  The construction emergence pattern revealed itself to be longer than originally anticipated and has not behaved consistent with reporting pattern’s expected from a property segment.  The company does not anticipate any further deterioration in their estimates.

2005. During 2005, we experienced an aggregate of $62.5 million of favorable development. Of this total, approximately $57.5 million of this reserve development occurred in the casualty segment. It was primarily from accident years 2002, 2003, and 2004 for our general liability, specialty programs, and transportation products. Pricing and policy terms and conditions rapidly became more favorable for most of our products beginning in 2002.  Many of the improvements in market conditions were difficult to quantify at the time of our original estimate.  Our significant growth in premium and exposures over this same time period made precise quantification of these changes more challenging because of the resulting mix changes, new exposures underwritten for the first time, and uncertainty in whether the new exposures would have similar emergence patterns as those reflected in our historical data.   We appropriately reflected these significant risks in our 2002-2004 initial carried reserves for this business.  During 2005, we regularly observed emergence of losses lower than expected for these accident years as the anticipated risks failed to materialize.  This resulted in a re-evaluation and corresponding reduction in expected loss ratios used in the loss reserving analysis for these products.  The lower than expected emergence, lower expected loss ratios, and the natural progression of increased weighting on the incurred and paid development actuarial methods caused the reserve estimate to decrease.  In response to the reduction in reserve estimates, we released $36.8 million, $11.6 million, and $6.3 million of IBNR loss and LAE reserves to general liability, specialty programs, and transportation, respectively.  The release for these products was consistent with our loss reserving processes.  These releases comprise a majority of the favorable development within our casualty segment.

The property segment also experienced $7.6 million of favorable development. A portion of this positive development is due to the claims department reassessing and decreasing the estimated ultimate level of loss payments for the 2004 hurricanes. Overall, the surety segment experienced $2.6 million in adverse development. Reserve additions on surety products for the 2002 accident year exceeded favorable experience on surety products for accident years prior to 2002.

2004. During 2004, we experienced an aggregate of $10.8 million of favorable development. Of this total, approximately $5.1 million of favorable development occurred in the property segment. Approximately half of the favorable development within our property segment was due to a favorable settlement of an outstanding claim from the Northridge, California earthquake of 1994. The remainder relates primarily to favorable development on losses that occurred during 2003.

In 2004 the cumulative experience attributable to many of our casualty products for mature accident years was materially lower than the IBNR reserves originally booked. Due to the low emergence of loss and LAE, we released $9.7 million of IBNR reserves during the fourth quarter of 2004, which accounted for the majority of the favorable development within our casualty segment. While we had been experiencing robust price improvements in this segment for several years, we also produced significant new business with new exposures. Our reserving evaluation process requires adequate time periods to elapse to assess the impact of such changes in marketplace conditions on our book of casualty business.

The surety segment experienced $6.1 million in adverse development. A portion of this development comes from contract bond products, where we increased IBNR reserves on bonds primarily written before 2003. Additionally, we experienced adverse development on reserves for other surety products, primarily related to the 2002 accident year.

The following table presents the development of our balance sheet reserves from 1996 through 2006. The top line of the table shows the net reserves at the balance sheet date for each of the indicated periods. This represents the estimated amount of net losses and settlement expenses arising in all prior years that are unpaid at the balance sheet date, including losses that had been incurred but not yet reported to us. The lower portion of the table shows the re-estimated amount of the previously recorded gross and net reserves based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual periods.

Adverse loss and loss adjustment expense reserve development can be observed in the table for years ending 2000-2002 on a net basis and 1999-2003 on a gross basis.  This development is related to unexpectedly large increases in loss frequency and severity and unquantifiable expansion of policy terms and conditions that took place in accident years 1997-2001 for our casualty segment.  These causes widely impacted the property and casualty insurance industry during this time as soft market conditions were prevalent.  These factors combined with the company’s rapid growth during 1999-2002 caused significant estimation risk and thus had a related impact on our initial reserve liabilities for those years.

As the table displays, variations exist between our cumulative loss experience on a gross and net basis, due to the application of reinsurance. On certain products, our net retention (after applying reinsurance) is significantly less than our gross retention (before applying reinsurance). Additionally, the relationship of our gross to net retention changes over time. For example, we changed underwriting criteria to increase gross retentions (gross policy limits) on certain products written in 1999 through 2001, while leaving net retention unchanged. These products contained gross retentions of up to $50.0 million, while the relating net retention remained at $500,000. Loss severity on certain of these products exceeded original expectations. As shown in the table that follows, on a re-estimated basis, this poor loss experience resulted in significant indicated gross deficiencies, with substantially less deficiency indicated on a net basis, as many losses were initially recorded at their full net retention. In 2002, we reduced our gross policy limits on many of these products to $15.0 million, while net retention increased to $1.0 million. As the relationship of our gross to net retention changes over time, re-estimation of loss reserves will result in variations between our cumulative loss experience on a gross and net basis.

	Year Ended December 31, 2006
(Dollars in thousands)	1996 & Prior	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Net Liability for unpaid losses and Settlement expenses at end of the year	$247,806	$248,552	247,262	$274,914	$300,054	$327,250	$391,952	$531,393	$668,419	$738,657	$793,106
Paid cumulative as of:
One year later	47,999	54,927	53,892	65,216	92,789	98,953	94,465	129,899	137,870	154,446
Two years later	85,342	98,188	88,567	113,693	155,790	159,501	182,742	212,166	239,734
Three years later	112,083	120,994	114,465	149,989	192,630	211,075	234,231	273,019
Four years later	129,846	136,896	132,796	172,443	222,870	238,972	269,446
Five years later	139,006	149,324	145,888	191,229	237,464	260,618
Six years later	146,765	159,048	159,153	200,610	250,092
Seven years later	154,082	168,984	165,277	209,288
Eight years later	161,418	173,367	171,709
Nine years later	165,138	178,528
Ten years later	169,935
Liability re-estimated as of:
One year later	240,264	245,150	243,270	273,230	309,021	340,775	393,347	520,576	605,946	695,254
Two years later	242,865	248,762	233,041	263,122	301,172	335,772	394,297	485,146	577,709
Three years later	233,084	232,774	229,750	263,639	314,401	344,668	397,772	478,113
Four years later	219,888	220,128	217,476	262,156	319,923	355,997	409,597
Five years later	207,148	218,888	207,571	264,383	323,698	359,161
Six years later	201,245	209,884	205,563	264,569	323,642
Seven years later	193,793	210,843	204,002	264,305
Eight years later	195,471	213,095	204,597
Nine years later	199,156	214,226
Ten years later	201,384
Net cumulative redundancy (deficiency)	46422.001	$34,326	$42,665	$10,609	$(23,588)	$(31,911)	$(17,645)	$53,280	$90,710	$43,403
Gross liability	$405,801	$404,263	$415,523	$520,494	$539,750	$604,505	$73,838	$903,441	$1,132,599	$1,331,866	$1,318,777
Reinsurance recoverable	(157,995)	(155,711)	(168,261)	(245,580)	(239,696)	(277,255)	(340,886)	(372,048)	(464,180)	(593,209)	(525,671)
Net liability	$247,806	$248,552	$247,262	$274,914	$300,053	$327,250	$391,952	$531,393	$668,419	$738,657	$793,106
Gross re-estimated liability	$374,898	$425,346	$381,691	$634,766	$791,626	$805,870	$917,066	$987,045	$1,103,882	$1,294,311
Re-estimated recoverable	(173,514)	(211,120)	(177,094)	(370,461)	(467,984)	(446,709)	(507,469)	(508,932)	(526,173)	(599,057)
Net re-estimated liability	$201,384	$214,226	$204,597	$264,305	$323,642	$359,161	$409,597	$478,113	$577,709	$695,254
Gross cumulative redundancy (deficiency)	$30,903	$(21,083)	$33,832	$(114,272)	$(251,876)	$(201,365)	$(184,228)	$(83,604)	$28,717	$37,555